UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2025
Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFLARX N.V.

On February 13, 2025, InflaRx N.V. (the “Company”) entered into an Underwriting Agreement with Guggenheim Securities, LLC, as representative of the several underwriters (the “Underwriters”) named in Schedule 1 therein, relating to the offering (the “Offering”) of an aggregate of 8,250,000 ordinary shares (“Firm Shares”), nominal value €0.12 per share (the “Ordinary Shares”), of the Company and pre-funded warrants to purchase 6,750,000 Ordinary Shares (the “Pre-Funded Warrants”). The Offering closed on February 18, 2025.

The public offering price for the Ordinary Shares was $2.00 per share. The public offering price for each Pre-Funded Warrant was equal to the price per share at which the Ordinary Shares were sold to the public, minus $0.001, which is the exercise price of each Pre-Funded Warrant. The Pre-Funded Warrants are exercisable at any time until fully exercised, subject to an ownership limitation, as set forth in the form of Pre-Funded Warrant. In addition, the Company granted the Underwriters a 30-day option to purchase up to an additional 2,250,000 Ordinary Shares (the “Option Shares” and, together with the Firm Shares, the “Shares”).

The gross proceeds from the Offering were approximately $30 million, or will be approximately $34.5 million if the Underwriters exercise in full their option to purchase the Option Shares, before deducting the underwriting discount and estimated offering expenses.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-273058), which was previously filed with the U.S. Securities and Exchange Commission, and a prospectus supplement, dated February 13, 2025, and the accompanying prospectus, dated July 11, 2023.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company. Additionally, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the complete text of the Underwriting Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

The foregoing description of the Pre-Funded Warrant is qualified in its entirety by reference to the complete text of the form of Pre-Funded Warrant, a copy of which is filed herewith as Exhibit 4.1 and is incorporated herein by reference.

A copy of the opinion of NautaDutilh N.V. relating to the legality of the issuance and sale of the Shares is attached as Exhibit 5.1. A copy of the opinion of Kirkland & Ellis LLP relating to the legality of the issuance and sale of the Pre-Funded Warrants is attached as Exhibit 5.2.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibits 1.1, 4.1, 5.1 and 5.2, shall be deemed to be incorporated by reference into (i) the Company’s registration statements on Form S-8 (File No. 333-221656 and 333-240185) and (ii) the Company’s registration statement on Form F-3 (File No. 333-273058) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of February 13, 2025, between InflaRx N.V. and Guggenheim Securities, LLC, as representative of the underwriters named in Schedule 1 therein

4.1	Form of Pre-Funded Warrant

5.1	Opinion of Nauta Dutilh N.V.

5.2	Opinion of Kirkland & Ellis LLP

23.1	Consent of Nauta Dutilh N.V. (included in Exhibit 5.1)

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: February 18, 2025	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer